ASPIRIANT GLOBAL EQUITY TRUST

Rule 18f-3 Multiple Class Plan

Aspiriant Global Equity Trust (the “Trust”), a registered management investment company permitted to offer separate series (each a “Fund” and together the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds.

A.	Attributes of Share Classes

1.

The rights of each class of shares of the Funds shall be as set forth in the respective Certificate of Class Designation for each class (each a “Certificate”) as each such Certificate is approved by the Trust’s Board of Trustees and as attached hereto as an exhibit.

2.

With respect to each class of shares created hereunder, each share of a Fund will represent an equal pro rata interest in the Fund and will have identical terms and conditions, except that: (i) each new class will have a different class name (or other designation) that identifies the class as separate from any other class; (ii) each class will be offered and sold only to investors meeting the qualifications set forth in the Certificate and disclosed in the Trust’s prospectus(es); (iii) each class will separately bear any distribution fees that are payable in connection with a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (a “Distribution Plan”), and separately bear any other service fees that are payable under any service agreement entered into with respect to that class that are not contemplated by or within the scope of the Distribution Plan; (iv) each class may bear, consistent with rulings and other published statements of position by the Internal Revenue Service, the expenses of the Fund’s operations that are directly attributable to such class (“Class Expenses”); and (v) shareholders of each class will have exclusive voting rights regarding any matter (such as a Distribution Plan or service agreement relating to a class) submitted to shareholders that relates solely to such class and will have separate voting rights on any matter submitted to shareholders in which the interests of that class differ from the interests of any other class.

B.	Expense Allocations

With respect to each Fund, the expenses of each class shall be allocated as follows: (i) any Rule 12b-1 fees relating to a particular class of shares associated with a Distribution Plan or service fees relating to a particular class of shares are (or will be) borne exclusively by that class; (ii) any incremental transfer agency fees relating to a particular class are (or will be) borne exclusively by that class; and (iii) Class Expenses relating to a particular class are (or will be) borne exclusively by that class.

Non-class specific expenses shall be allocated in accordance with Rule 18f-3(c).

C.	Amendment of Plan; Periodic Review

This Plan must be amended to properly describe (through additional exhibits hereto) each new class of shares upon its approval by the Board of Trustees of the Trust. The Board, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the 1940 Act, must periodically review the Plan for its continued appropriateness, and must approve any material amendment of the Class Plan as it relates to any class of any Fund covered by the Plan. In approving any material amendment to the Plan, the Trustees, including a majority of the Trustees who are not interested persons of the Trust, must find that the amendment is in the best interests of each class individually and the Trust as a whole.

Adopted October 26, 2012

Exhibit A

ASPIRIANT GLOBAL EQUITY TRUST

CERTIFICATE OF CLASS DESIGNATION

ADVISOR SHARES

1.	Class-Specific Distribution Arrangements; Other Expenses

Advisor Shares are sold without a sales charge or asset-based distribution or shareholder services fee.

2.	Eligibility of Purchasers

Advisor Shares are offered to investment management clients of the Aspiriant LLC through its master account. There is no minimum initial investment or subsequent investment requirements for purchases of Advisor Shares. The investor eligibility requirements may be amended from time to time as reflected in the Funds’ prospectus(es).

3.	Exchange Privileges

Advisor Shares do not currently have exchange privileges.

4.	Voting Rights

Each shareholder of Advisor Shares will have one vote for each full Advisor Share held and a fractional vote for each fractional Advisor Share held. Shareholders of Advisor Shares will have exclusive voting rights regarding any matter submitted to shareholders of Advisor Shares that relates solely to Advisor Shares and will have separate voting rights on any other matter submitted to shareholders of Advisor Shares in which the interests of shareholders of Advisor Shares differ from the interests of holders of any other class.

5.	Conversion Rights

Advisor Shares do not have a conversion feature.

Exhibit B

ASPIRIANT GLOBAL EQUITY TRUST

CERTIFICATE OF CLASS DESIGNATION

INSTITUTIONAL SHARES

1.	Class-Specific Distribution Arrangements; Other Expenses

Institutional Shares are subject to asset-based fees under a Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940. Pursuant to the Distribution Plan, the Trust, on behalf of each applicable Fund, will make monthly payments to the Fund’s distributor (the “Distributor”) for providing distribution services, at an annual rate of up to 0.25% of each Fund’s average daily net assets attributable to Institutional Shares. The Distributor will use this fee to compensate service providers for providing distribution-related services, on-going account maintenance and other services to shareholders (including, when applicable, any underlying beneficial owners) including, but not limited to, answering routine customer inquiries concerning their investments. Institutional Shares also may be subject to a shareholder services fee as described in the prospectus and any shareholder services plan. In addition, Institutional Shares are subject to a redemption fee in the amount of 2.00% for Institutional Shares of a Fund redeemed within 90 days of purchasing such shares, with certain exceptions, as described in the Funds’ prospectus(es).

2.	Eligibility of Purchasers

Institutional Shares of a Fund may be purchased directly from the Fund by contacting the Fund’s transfer agent or from financial intermediaries that make shares of the Fund available to their customers. The minimum initial investment amount in Institutional Shares is $100,000. There is no minimum subsequent investment amount. The investor eligibility requirements may be amended from time to time as reflected in the Funds’ prospectus(es).

3.	Exchange Privileges

Institutional Shares do not currently have exchange privileges.

4.	Voting Rights

Each shareholder of Institutional Shares will have one vote for each full Institutional Share held and a fractional vote for each fractional Institutional Share held. Shareholders of Institutional Shares will have exclusive voting rights regarding any matter submitted to shareholders of Institutional Shares that relates solely to Institutional Shares and will have separate voting rights on any other matter submitted to shareholders of Institutional Shares in which the interests of shareholders of Institutional Shares differ from the interests of holders of any other class.

5.	Conversion Rights

Institutional Shares do not have a conversion feature.

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